UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-148519

First Community Financial Corporation

(Exact name of registrant as specified in its charter)

2 N. Main Street, Mifflintown, Pennsylvania

telephone: (717) 436-2144

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $5.00 Per Share

(Title of each class of securities covered by this Form)

Common Stock, Par Value $5.00 Per Share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

** EXPLANATORY NOTE: The registrant is a bank holding company and the class of securities as to which this certification applies is held of record by fewer than 1,200 persons. The registrant is relying on Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended by Section 601 of the Jumpstart Our Business Startups Act, and Rule 15d-6 to suspend its reporting obligations under Section 15(d) of the Exchange Act.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 857

Pursuant to the requirements of the Securities Exchange Act of 1934, First Community Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FIRST COMMUNITY FINANCIAL CORPORATION
Date:	January 18, 2013	By:	/s/ Scott E. Fritz
Scott E. Fritz
President and Chief Executive Officer